FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

15 September 2004

Recommended Acquisition of Abbey National plc ("Abbey") by Banco Santander Central Hispano, S.A. ("Banco Santander")

The board of Abbey notes the announcement made today by HBOS plc ("HBOS") that it does not intend to make an offer to acquire Abbey, which removes the uncertainty regarding HBOS's position.

On 26 July, Santander announced a recommended offer for Abbey. On the basis of Santander's closing share price last night, this offer values each Abbey share at 594 pence per share. Santander announced today that it has received clearance from the European Commission to proceed with its offer. The substantive conditions of this offer left to be satisfied are shareholder approvals by Abbey shareholders on October 14 and Santander shareholders on October 21 and 22, and remaining regulatory consents, before expected completion on 12 November 2004. Abbey expects to send the documents relating to this offer to its shareholders on Friday 17 September 2004.

Enquiries to:

Abbey Communications
Thomas Coops	+44 207 756 5536

Abbey — Investors and Analysts
Jonathan Burgess	+44 207 756 4182

Abbey — Media Relations
Christina Mills Matthew Young	+44 207 756 4212 +44 207 756 4232

Brunswick
Susan Gilchrist	+44 20 7396 5301

Morgan Stanley
Simon Robey Caroline Silver William Chalmers	+44 207 425 5555 +44 207 425 5555 +44 207 425 5555

Joint Brokers to Abbey
Lehman Brothers International	UBS Investment Bank
Stephen Pull +44 207 102 1000	Tim Waddell +44 207 567 8000
Charles King +44 207 102 1000	Christopher Smith +44 207 567 8000

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the potential acquisition of Abbey (the "Acquisition"), will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 15 September 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor relations